January 7, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief

Re: Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012, filed March 7, 2013 (File No. 1-32240)

Dear Mr. Hiller:

This letter is in response to the comment in the letter dated December 20, 2013 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012, filed March 7, 2013 (File No. 1-32240).  We have included the comment from your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis, page 24

1.              We note that you attribute some portion of fluctuations in sales to changes in volumes of products sold. However, we do not see quantification of the volumes underlying your sales for either the technical or fine paper products; nor do we see disclosure of the extent to which manufacturing capacity has been utilized. We believe that more comprehensive disclosure may be necessary to comply with Item 303 of Regulation S-K. The guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volume produced and sold and manufacturing plant capacity and utilization.

One of the principal objectives of MD&A is to provide context or a frame of reference that allows readers to understand the effects of material changes, events, trends and uncertainties and their relative importance, and information about the quality and potential variability of earnings and cash flows. The guidance in FRC §501.12.b.3 emphasizes the importance of addressing the indicative value of your reported financial information in the course of identifying material events, trends, demands, commitments and uncertainties. For example, in addition to tabulating volumes for each period, it would be helpful to explain how you measured and aggregated volumes for the various products within your two segments and to address the relationship between input and output measures and the individual and combined operating capacities of your facilities. Please submit the revisions that you propose to address these aspects of operations.

Response:  Historically, we have disclosed the percentage change in the volume of products sold by our technical products and fine paper segments as shown on pages 26 and 27 of our Form 10-K for the Fiscal Year Ended December 31, 2012.  This disclosure for our fine paper segment for the fiscal year ended December 31, 2012 was omitted because substantially all of the 35 percent increase in shipment volume was due to incremental volume related to the acquisition of the Wausau brands. In future annual and quarterly filings, we propose to include the percentage fluctuation due to changes in the volume of products sold for the technical and fine paper segments in our discussion of net sales.  We believe that disclosing the dollar value and percentage change in the volume of products sold allows the reader to understand the impact of changes in volume on the sales, profitability and cash flows of our segments.

In addition, we propose to enhance the disclosure in “Item 2 — Properties” to include our aggregate capacity utilization per the proposed language in italics below:

Item 2. Properties

Our principal executive offices are located in Alpharetta, Georgia, a suburb of Atlanta, Georgia, and we operate a research and development laboratory in the nearby suburb of Roswell, Georgia. We own and operate four paper mills in the United States that produce printing and writing, text, cover, durable saturated and coated substrates and other specialty papers for a variety of end uses. We own and operate three paper mills in Germany that produce transportation and other filter media, wall coverings and durable and saturated substrates.

We believe that each of these facilities is adequately maintained and is suitable for conducting our operations and business. We manage machine operating schedules at our manufacturing locations to fulfill customer orders in a timely manner and control inventory levels.

For the years ended December 31, 2013, 2012 and 2011, our manufacturing capacity utilization was approximately XX percent, XX percent and XX percent, respectively, of normal capacity. “Normal capacity” is based on the expected aggregate production of our Fine Paper and Technical Products paper machines operating five days and seven days per week, respectively, for 50 weeks per year.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)